Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Monorail, Inc.
3322 Bee Ridge Road
Sarasota, FL 34239
www.monorail.com

Up to $1,234,996.48 in Common Stock at $5.84
Minimum Target Amount: $14,716.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Monorail, Inc.
Address: 3322 Bee Ridge Road, Sarasota, FL 34239
State of Incorporation: DE
Date Incorporated: May 25, 2023

Terms:

Equity

Offering Minimum: $14,716.80 | 2,520 shares of Common Stock
Offering Maximum: $1,234,996.48 | 211,472 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.84
Minimum Investment Amount (per investor): $350.40

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Perk

As you are Friends and Family, a prior investor in Monorail, or a Monorail Platform User you are eligible for additional bonus shares (10%)

Time-Based Perk

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Invest $5,000+ within the first 2 weeks | 10% bonus shares

Invest $10,000+ within the first 2 weeks | 15% bonus shares

Invest $20,000+ within the first 2 weeks | 20% bonus shares

Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign

Invest $5,000+ between Day 45-52 and receive 10% bonus shares

Invest $5,000+ between Day 65-72 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 10% bonus shares

Tier 4 Perk — Invest $20,000+ and receive 15% bonus shares

Tier 5 Perk — Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Monorail, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.84 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $584. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Monorail, Inc. ("Monorail" or the "Company") seeks to empower individuals to invest without the constraints of substantial upfront costs. With a simple tap, users can enjoy the freedom to acquire whole or fractional shares. Prioritizing security, Monorail makes significant investments in safeguarding your data through measures such as Bank-Level Encryption, Two-Factor Authentication, and Biometric Protection.

Monorail Portfolios enable users to invest in companies and ETFs that align with their values, ensuring that each invested dollar contributes to companies that share and support the users' principles.

Phillip Bruce Dickson, Margaret Hixon, and Stuart Dickson own HD Money and are members of Vimvest Holdings. Vimvest Holdings, LLC owns 96% and other shareholders own 4% of Monorail, Inc., which owns 100% of each of Monorail IP, LLC (owns trademark "Monorail") and Monorail Securities, LLC (the registered investment advisor for Monorail, Inc.). On September 12, 2022, Vimvest IP LLC changed its name to Monorail IP LLC in the State of Florida.

Competitors and Industry

Competitors

We believe Monorail stands out in the crowded financial services sector by competing with giants like Robinhood, known for commission-free trading, and Betterment, a leader in robo-advising. What sets Monorail apart is its focus on values-based investment portfolios and a commitment to financial education, targeting investors who prioritize ethical investments, showcased through specialized offerings like the Patriot Portfolio™. This approach not only differentiates Monorail but also addresses a niche market segment seeking investments aligned with personal and ethical values.

Market & Industry

The global online investment platform market, valued at $4 billion in 2022, is projected to grow, reaching $12.07 billion by 2030. Monorail seeks to capitalize on this expansion with its advanced, user-friendly platform that offers customizable portfolios, prioritizes stringent security measures, and emphasizes financial literacy. We believe these features uniquely position Monorail to meet the rising demand for personalized financial services and secure, informed investing, distinguishing it in a competitive landscape driven by digital transformation and personalization in financial services.

Current Stage and Roadmap

Current Stage

We believe Monorail is currently in an exciting phase of development. We have built our innovative investing platform, which includes features like fractional share trading and values-based investment portfolios. Although we are pre-revenue, we believe our platform's capabilities position us well for future growth and expansion.

Future Roadmap

Our immediate goals include introducing retirement account options and expanding our educational resources to empower users with more comprehensive financial knowledge. In the longer term, we plan to incorporate advanced technologies such as AI and blockchain to provide more personalized investment recommendations and improve portfolio analytics. These innovations are part of our commitment to simplifying the investment process while maintaining high standards of security and user-centric service, ensuring that Monorail remains at the forefront of the evolving financial services industry.

The Team

Officers and Directors

Name: Phillip Bruce Dickson

Phillip Bruce Dickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer ("CEO") and Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: As the co-founder CEO of Monorail it is one of Dickson's responsibilities to raise capital for the company. Dickson receives an annual salary of $300K.

Other business experience in the past three years:

- Employer: HD Money
  Title: Managing Partner
  Dates of Service: January, 2012 - Present
  Responsibilities: Advising responsibilities

Other business experience in the past three years:

- Employer: Vimvest
  Title: Co-CEO
  Dates of Service: January, 2017 - January, 2022
  Responsibilities: Advising responsibilities on direction of company

Name: Diana Mary North

Diana Mary North's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Comptroller
  Dates of Service: August, 2021 - Present
  Responsibilities: Support Business Strategies, Prepare Budgets, Monthly Accounting and Director of Human Resource and Payroll. North receives an annual salary of $140,000.

Other business experience in the past three years:

- Employer: HD Money Inc
  Title: Comptroller
  Dates of Service: August, 2021 - Present
  Responsibilities: FP&A, Budgets, Monthly Accounting and Director of Human Resource

Name: Mark Joseph Kennedy

Mark Joseph Kennedy's current primary role is with Kennedy Capital International. Mark Joseph Kennedy currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Investment Officer (CIO)
  Dates of Service: September, 2023 - Present
  Responsibilities: As CIO, Kennedy provides the portfolio use by our customer. Kennnedy receives an annual salary of $160,000 and presently holds 1,357,000 shares of options.

Other business experience in the past three years:

- Employer: Northeast Arbitrage LTD
  Title: President
  Dates of Service: March, 2000 - May, 2017
  Responsibilities: Managing partner of an international equity arbitrage company.

Other business experience in the past three years:

- Employer: Kennedy Capital International
  Title: President
  Dates of Service: January, 2000 - Present
  Responsibilities: Arbitrage Trading and consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest

rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making business decisions that will impact the value of your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Monorail was formed on 5/23/2023. Accordingly, the Company has a limited history upon which an evaluation of its

performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Monorail has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Monorail app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price our product and services right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Monorail or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions

of services or cyber-attacks either on our technology provider or on Monorail could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 211,472 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,130,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $700,000.00
  Number of Securities Sold: 130,000
  Use of proceeds: Development
  Date: May 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our monthly burn rate depends on our funding capabilities. The significant associated costs include 1099 contractors and W2 employees, with future substantial marketing costs. Based on these factors, Monorail could sustain operations without revenue for 18 to 24 months.

Foreseeable major expenses based on projections:

Major expenses for Monorail are as follows:

Product Development - This will include expenses related to designing, prototyping, and testing the product or service.

Marketing and Advertising expenses - this will include expenses related to promoting the brand, product, or service to attract our customers. This also includes digital marketing, traditional advertising, and promotional materials.

Legal and Regulatory Compliance - this includes our costs associated with legal fees, licenses, permits, and compliance with regulations and requirements.

Future operational challenges:

Monorail may face a variety of operational challenges as we grow and evolve. Some future operational changes that Monorail might face are:

- We need to scale our operations to accommodate increased demand for our products or services. This may involve expanding production capacity, hiring more employees, or establishing new offices or facilities.

- We may need to expand into new markets abroad to tap into new customer bases or take advantage of lower costs. This can introduce new operational challenges in navigating different regulations, cultures, and business practices.

- We may need to upgrade our systems and infrastructure to stay competitive as technology evolves. This could involve implementing new software platforms, adopting emerging technologies like artificial intelligence or blockchain, or migrating to cloud-based solutions.

- Monorail often needs to continuously optimize its internal processes to improve efficiency and reduce costs. This will involve streamlining workflows, automating repetitive tasks, or implementing lean methodologies.

- We'll also need to comply with increasingly complex regulations as they grow, particularly in data privacy, consumer protection, and industry-specific regulations.

- As we acquire more customers, we might need to invest in customer support and service operations to ensure customer satisfaction and retention. This could involve implementing customer relationship management (CRM) systems, hiring additional support staff, or offering new support channels.

- Managing finances becomes more challenging as Monorail grows and deals with more significant transactions and financial data volumes.

- We'll want to hire top talent. This will require developing competitive compensation packages, creating a positive company culture, and providing professional development and advancement opportunities.

- Like any startup, we face various risks as we grow, like market volatility, competition, cybersecurity threats, and legal disputes. Implementing robust risk management strategies and processes is essential for mitigating these risks and protecting the our assets and reputation.

Future challenges related to capital resources:

At Monorail, we face several capital resource challenges as we grow, including securing initial and subsequent funding, competing for investment in a crowded market, balancing our valuation, navigating market volatility, and meeting regulatory requirements. Overcoming these hurdles requires strategic financial management and planning. By building strong investor relationships, maintaining transparent communication, and clearly demonstrating our path to profitability, we aim to navigate these challenges effectively and ensure our long-term success.

Future milestones and events:

There are several future milestones could significantly impact our company, both financially and strategically. Key milestones we aim to achieve include engaging in mergers and acquisitions to expand our market share and diversify our offerings, reaching significant assets under management or client base milestones, launching innovative financial products or services that respond to market demands or fill gaps in the industry, and gaining recognition through industry awards. These achievements will not only enhance our reputation but also solidify our position as a leader in the financial sector.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2024, the Company has capital resources available in the form of capital contributions & approximately $600K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the general operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This is based on a current monthly burn rate of $170,000 for expenses related to Advertising and Marketing $25,000, Bank Charges and Fees $8,950, Compensation $77,200, Legal, $5,000, Office and Administrative, $2,250, Product $24,000, Contract Labor $25,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 5 years. This is based on a current monthly burn rate of $170,000 for expenses related to Advertising and Marketing $25,000, Bank Charges and Fees $8,950, Compensation $77,200, Legal, $5,000, Office and Administrative, $2,250, Product $24,000, Contract Labor $25,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including common stock provided by Section 4(a)(2) of said Act and Rule 506(b) of Regulation D.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: HD Money
  Names of 20% owners: a related party through common ownership
  Relationship to Company: a related party through common ownership. Phillip Bruce Dickson, Margaret Hixon, and Stuart Dickson are the owners of HD Money.
  Nature / amount of interest in the transaction: In 2023, the Company received an advance amounting to $100,000 from HD Money, a related party through common ownership, without a formal agreement in place.
  Material Terms: The advance has been classified as a current liability and is payable on demand. The Company fully repaid the advance in 2024.

Valuation

Pre-Money Valuation: $29,959,200.00

Valuation Details:

Monorail pre-money valuation involves a multifaceted process that integrates both quantitative analysis and qualitative judgment. Initially, the valuation process began with thoroughly examining our company's financials, including revenue projections, expenses, assets, and liabilities. Additionally, market research and industry comparisons were conducted to understand how Monorail stacks up against competitors and similar businesses. Factors such as growth potential, market demand, unique value proposition, intellectual property, and team expertise were carefully evaluated. Moreover, discussions with potential investors, advisors, or industry experts played a crucial role in gaining insights and perspectives on Monorail's worth. Ultimately, the pre-money valuation would have emerged from a comprehensive synthesis of these various inputs, aiming to arrive at a figure reflecting the company's true potential and value in the marketplace.

Market Growth & Trends

Wealth Management Software Market

The global wealth management software market size was reasonably estimated to be approximately $4.27 billion in 2022 and is set to generate revenue over $12.07 billion by the end of 2030, projecting a CAGR of around 13.9% from 2022 to 2030. The growth of the market is driven by the increasing demand for wealth management software in financial advisory services, growing adoption of the latest technologies, regulatory compliance and risk management requirements, and increasing demand for personalized financial services.

Wealth Management Software Market Report: https://www.researchandmarkets.com/reports/5415537/wealth-management-software-market-size-share-and

Factors Contributing to Success in the Global Wealth Management Software Market:

1. Increasing Demand in Financial Advisory Services: The global wealth management software market is fueled by rising demand from financial advisors for efficient tools to understand clients' needs, manage finances, and provide personalized services. Streamlining investment management, portfolio analysis, and client relationships drives market growth, benefiting both advisors and clients.

2. Regulatory Compliance and Risk Management Requirements: Financial institutions and wealth management firms face stringent regulatory requirements and risk management obligations. Wealth management software solutions provide functionalities such as client data security, automated compliance monitoring, and risk assessment tools, enabling firms to adhere to regulations effectively. The need to mitigate risks, ensure regulatory compliance, and avoid penalties drives the adoption of wealth management software among financial institutions globally.

3. Growing Adoption of Latest Technologies: The global wealth management software market is propelled by the increasing adoption of the latest technologies in the industry, intensifying competition between traditional and non-traditional firms.

With advancements in AI, machine learning, and big data analytics, firms leverage technology to enhance client engagement, portfolio management, and financial planning. This adoption enables firms to offer innovative solutions, attract a wider client base, and gain a competitive edge, leading to intensified competition and further advancements in the market.

4. Increasing Demand for Personalized Financial Services: The global wealth management software market is driven by the growing demand for personalized financial services. Investors and clients are seeking customized solutions that cater to their unique financial goals and preferences. Wealth management software enables financial advisors to deliver personalized investment strategies, portfolio management, and financial planning services, meeting the individual needs of their clients. This demand for tailored services fuels the adoption of wealth management software, driving the growth of the market.

North America Market Analysis

North America dominated the wealth management software market in the past and is expected to do so again in the coming years. The US is the largest market for wealth management software, capturing 33.7% of the global market share and was valued at $1.24 billion in 2021.

Agile Intel Research Report on Global Wealth Management Software Market: https://www.agileintelresearch.com/reportdetails/Global-Wealth-Management-Software-Market-/18

Growth Factors in the North American Market:

1. Economic Growth & Increasing HNWI Population: The North America wealth management software market is spurred by global economic growth, especially trade and manufacturing recovery. Rising per-capita income leads to more High Net Worth Individuals (HNWIs) and their wealth accumulation. The growing HNWI population drives demand for sophisticated wealth management software solutions to effectively manage and grow their wealth.

2. Robo-Advisory Solutions Redefining Financial Advice: The North America wealth management software market is influenced by revolutionary robo-advisory solutions. Automated platforms reduce reliance on human advisors, offering faster and cost-effective financial advice. Robo-advisors provide accessible services, including easy setup, security, goal planning, portfolio management, and proactive customer support, driving demand among small and medium enterprises.

3. Evolving Regulatory Landscape Driving Wealth Management Software Adoption: Changing global regulatory compliance requirements impact the North America wealth management software market. Fintech companies face challenges in adhering to new guidelines. Wealth management software solutions support regulatory upgrades, enabling Fintech companies to comply with government policies effectively, driving adoption in the Fintech sector for efficient and secure wealth management operations.

4. Integration of Artificial Intelligence and Machine Learning: Artificial Intelligence (AI) and Machine Learning (ML) in wealth management software significantly drive the North America market. AI and ML capabilities enable data analysis, predictive modeling, and personalized investment recommendations. Advanced algorithms analyze vast data, identify patterns, and provide tailored insights to financial advisors and clients, enhancing efficiency and decision-making capabilities in wealth management processes.

Neobrokers Market

Global Market Analysis: The global neobrokers market size was valued at $8.18 billion in 2020 and is expected to grow at a CAGR of 5.6% from 2021 to 2028. The growth of the market is driven by the economic cost structure, the facility of participating in the stock market with small investments, commission-free trading, and the increase in social trading platforms.

Neobrokers Market Report by Million Insights: https://www.millioninsights.com/snapshots/neobrokers-market-report

Factors Contributing to Success in the Global Neobrokers Market:

1. Economic Cost Structure: Neobrokers' low-cost and user-friendly platforms, with competitive commission rates and access to fractional shares, make investing affordable and accessible. This cost-effective approach enhances market competitiveness, promotes financial inclusion, and drives the global adoption of neobrokerage services.

2. Participating in the Stock Market with Small Investments: Neobrokers offer fractional share investing, enabling individuals to start investing with minimal funds and gradually build their portfolios. By democratizing stock market participation, they empower people with limited capital to enter the market and potentially grow their wealth.

3. Commission-free Trading: Neobrokers disrupted traditional brokerage by offering zero-commission trading, attracting investors seeking to minimize expenses and maximize returns. Commission-free trading encourages frequent trading, boosting user engagement and generating revenue through value-added services.

4. Social Trading Platforms: Neobrokers integrate social trading features, fostering a community-driven approach to

investing. Investors can share ideas, follow successful traders, and learn from experienced peers. This trend enhances user engagement and knowledge sharing, setting neobrokers apart in the competitive market.

Regional Market Analysis: US Neobrokers Market

The US neobrokers market is projected to reach $1.62 billion in 2023. Revenue is expected to show a CAGR of 3.67% in the projected period of 2023-2027, resulting in an expected total amount of $1.88 billion by 2027. From a global comparison perspective, the highest revenue is reached in the United States.

Statista Report on US Neobrokers Market: https://www.statista.com/outlook/dmo/fintech/digital-investment/neobrokers/united-states

Growth Factors in the US Neobrokers Market:

Growing Popularity of Digital Investing Among Tech-Savvy: The US neobrokers market is driven by the rising preference for digital investing among tech-savvy younger generations. User-friendly platforms, advanced tools, and educational resources attract this audience, contributing to the success and expansion of neobrokers in the US.

Comparable Competitor Companies

1. Stash: Founded in 2015, Stash is committed to providing financial opportunities to ordinary Americans. Their primary objective is to simplify and make investing affordable for everyone, even with small amounts such as $5. Its headquarters are situated in New York City, USA. The latest fundraising by the company includes debt financing of $52.6 million in 2022 and a Series G raise of $125 million in 2021, with Eldridge being the lead investor. The company was established by Brandon Krieg and Ed Robinson realized the inherent disadvantages faced by everyday individuals in wealth creation systems during their time on Wall Street. Motivated by this realization, they set out to create a platform that would empower individuals and reshape the financial landscape. Today, Stash proudly serves over 6 million customers, helping them secure a more stable financial future.

About Stash: https://www.stash.com/about

2. Robinhood: Founded in 2013, with its headquarters in Menlo Park, California, United States. The latest fundraising of the company includes post-IPO secondary with $ 648.3 million money raised in 2022 and a Series H raise of $ 1 billion in 2021. Robinhood is committed to creating a financial system that serves everyone. Their products are designed to empower individuals to start investing at their own pace and on their own terms. With a mission to democratize finance, Robinhood has been a pioneer in ensuring equal access to financial tools for all users, regardless of the amount invested. Robinhood places a strong emphasis on protecting customer holdings and maintaining the highest security standards. They cover 100% of direct losses resulting from unauthorized activity in customer accounts. The company is dedicated to ensuring the safety of customer accounts by providing robust security tools and promising full reimbursement for direct losses caused by unauthorized activity that is not the customer's fault. This protection extends to cash, securities held through Robinhood Financial, and cryptocurrencies held through Robinhood Crypto.

About Robinhood: https://robinhood.com/us/en/about-us/

3. Acorns: Established in 2012, Acorns is a platform that aims to assist individuals in saving and investing their money. It offers a range of features including the ability to invest spare change, invest while banking, earn bonus investments, and expand financial knowledge. It is situated in Irvine, California, United States. Acorn has its latest fundraising in Series F with $300 M raised by their lead investor in TPG. Acorns provides a compound interest calculator, enabling customers to visualize the potential growth of their money over time through the power of compounding. To create diversified portfolios, Acorns collaborates with industry experts and incorporates exchange-traded funds (ETFs) managed by renowned investment firms such as Vanguard and BlackRock. In addition to investment accounts, the company offers automated retirement accounts, banking services that save and invest on behalf of customers, bonus investments from partnering brands, and educational resources. Acorns Invest, Later, and Early accounts are protected by the Securities Investor Protection Corporation (SIPC) for amounts up to $500,000, reinforcing their long-term investment principle.

About Acorns: https://www.acorns.com/

4. Betterment: Established in 2008, with its headquarters in New York City. The fundraising of the company includes debt financing of $100 million in 2021 and Series F with $60 million amount raised by the lead investor Treasury. Betterment is a company dedicated to helping individuals transform their everyday investments, regardless of size, into the realization of their dreams, no matter how ambitious. The core mission of Betterment revolves around enhancing people's lives by providing financial solutions that make a significant impact. By offering services tailored to various needs, Betterment strives to empower clients to achieve their goals, whether it involves early retirement, investing in environmentally conscious portfolios, or simply facilitating regular savings through recurring deposits.

About Betterment: https://www.betterment.com/

5. Wealthfront: Established in 2008, Wealthfront is situated in Palo Alto, California, United States. Wealthfront had its

fundraising in convertible notes with $69.7 million raised in 2022. The last Series E transaction took place in 2019 with $75 million raised by the lead investor Tiger Global Management. Wealthfront is committed to making the process of wealth-building remarkably simple and accessible for everyone. Wealthfront provides a range of services, including automated investing, financial planning, and loan services, which are designed to help users manage their finances more effectively and grow their wealth over time.

About Wealthfront: https://www.wealthfront.com/

Management's Prior Achievements & Success

Phillip Dickson - Founder & CEO

Phillip Dickson is the founder of Monorail, Inc. He has built and leads a team that drives the company today. With over 15 years of experience in finance and management, Phillip's career includes co-founding Vimvest, a goal-based fintech app, and serving as a director at several private companies. His notable positions include being part of HD Money, a successful RIA firm with a 200% AGR year over year, and CD Advisory Group, an insurance company generating $18 million annually from 2009 to 2016. Phillip has also worked with prominent Wall Street firms like MetLife. His extensive experience has honed his skills in building profitable companies and steering Monorail with a commitment to revolutionize how people manage their finances.

Mark Kennedy - Chief Investment Officer

Mark Kennedy holds a B.S. Degree from Cornell University and has a long-standing career in wealth management. Since 1979, he has held roles such as Managing Director and President at major firms like Smith Barney. At Monorail, Inc., Mark is instrumental in developing and managing equity and fixed-income products, leveraging his extensive experience to enhance the company's investment strategies.

Kevin Harrington - Marketing Advisor

Kevin Harrington, a renowned entrepreneur and original "shark" on Shark Tank, has a storied career marked by significant achievements. He created the infomercial, generating over $5 billion in global sales and launching more than 500 products. Kevin has successfully built twenty companies, each surpassing $100 million in revenue. His entrepreneurial journey was influenced by figures like Napoleon Hill and Zig Ziglar. Kevin's innovative approach to marketing and personal branding has established him as a pivotal figure in driving success across various industries.

Stephen Hearn - CTO

Stephen Hearn offers extensive expertise in cloud and software engineering, having worked in diverse settings from startups to large enterprises. His broad experience addresses a range of technological challenges and opportunities, providing him with a comprehensive understanding of the tech landscape. Stephen is committed to devising practical solutions that align with business needs, emphasizing efficiency, scalability, and sustainable growth. His approachable and adaptable nature makes him a key player in fostering a culture of continuous improvement and technological advancement at Monorail.

Meghann Perkins - Chief Customer Success Officer

Meghann Perkins earned her Bachelor of Science degree from the University of South Florida. Her career began at a Fortune 500 company, where she absorbed extensive knowledge across various departments. Transitioning to startups in 2016, Meghann leveraged her connections, notably with AWS, to facilitate significant business moves, including the sale of a mobile application to Amazon in 2019. In 2021, she played a crucial role in a medical startup's acquisition by a global medical software company. At Monorail, Meghann is enthusiastic about contributing to the success of America's Investment App, bringing her rich background and strategic insights to the team.

Projections-Based Valuation:

Our valuation is analysis of our projected financials. Our revenue projections are based on a combination of historical growth trends, market analysis, and anticipated product/service demand. A detailed examination of our cost structure informs our projections for expenses such as production, marketing, and overhead. We've identified areas for potential cost optimization while ensuring adequate investment in crucial areas like research and development to sustain competitiveness. By forecasting revenue and expenses, we derive our projected margins and profitability. Our projections also account for anticipated capital expenditure requirements to support business expansion, technology upgrades, and infrastructure development. In addition to our base-case projections, we've developed alternative scenarios to account for different market conditions and potential disruptions.

Use of Proceeds

If we raise the Target Offering Amount of $14,716.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- Operations
  94.5%
  The proceeds will be used for continued development of the product

If we raise the over allotment amount of $1,234,996.48, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Operations
  94.5%
  The use of proceeds are for continued development & marketing expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.monorail.com (monorail.com/investors.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/monorail

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Monorail, Inc.

[See attached]

MONOREAIL, INC.

REVIEWED FINANCIAL STATEMENTS
FROM INCEPTION (MAY 25, 2023) TO YEAR ENDED DECEMBER 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Monorail Inc.
Sarasoto, Florida

We have reviewed the accompanying financial statements of Monorail, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of changes in stockholder's equity, and cash flows for the period from Inception (May 25, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 18, 2024
Los Angeles, California

MONORAIL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	214
Total current assets		**214**
Intangible assets		100,000
Total assets	**$**	**100,214**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	334,730
Due to related parties		100,000
Total current liabilities		**434,730**
Total liabilities		**434,730**
STOCKHOLDERS EQUITY		
Common Stock		5,076
Additional paid in capital		449,924
Retained earnings/(Accumulated deficit)		(789,516)
Total stockholders' equity		**(334,516)**
Total liabilities and stockholders' equity	**$**	**100,214**

See accompanying notes to financial statements.

MONORAIL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

From Inception (May 25, 2023) to	**December 31, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	328,365
Application development	461,151
Total operating expenses	789,516
Operating income/(loss)	(789,516)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(789,516)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (789,516)**

See accompanying notes to financial statements.

MONORAIL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Retained earnings/	Total Shareholders'
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Inception date May 25, 2023	-	-	-	-	-
Issuance of Common Stock	5,075,833	$ 5,076	$ 449,924		$ 455,000
Net income/(loss)	-	-		$ (789,516)	(789,516)
Balance—December 31, 2023	**5,075,833**	**$ 5,076**	**$ 449,924**	**$ (789,516)**	**$ (334,516)**

See accompanying notes to financial statements.

MONORAIL INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

From Inception (May 25, 2023) to		**December 31, 2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(789,516)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		334,730
Net cash provided/(used) by operating activities		**(454,786)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of patents and licenses		(100,000)
Net cash provided/(used) in investing activities		**(100,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Advance from related party		100,000
Proceeds from issuance of common stock		455,000
Net cash provided/(used) by financing activities		**555,000**
Change in cash		214
Cash—beginning of year		-
Cash—end of year	**$**	**214**

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Monorail Inc. was incorporated on May 25, 2023, in the state of Delaware. The financial statements of Monorail Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sarasoto, Florida.

Monorail empowers individuals to invest without the constraints of substantial upfront costs. With a simple tap, users enjoy the freedom to acquire whole or fractional shares. Prioritizing security, Monorail makes significant investments in safeguarding your data through measures such as Bank-Level Encryption, Two-Factor Authentication, and Biometric Protection. Monorail Portfolios enable users to invest in companies and ETFs that align with their values, ensuring that each invested dollar contributes to companies that share and support the users' principles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Intangible Assets

The Company capitalize its patent and license which comes from licensing agreement with First Block Bitsapphire. When implemented, it will be amortized over the expected period of benefit.

Income Taxes

Monorail Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company will generate revenue through a subscription fee charged to users for use of application.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 18, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend, modify and/or provide guidance to the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2023, intangible asset consist of:

As of Year Ended December 31,		2023
Patents and licenses	$	100,000
Intangible assets, at cost		**100,000**
Accumulated amortization		-
Intangible assets, Net	**$**	**100,000**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2023, 5,075,833 shares have been issued and are outstanding.

5. DEBT

The Company has no debt outstanding as of December 31, 2023.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 consists of the following:

As of Year Ended December 31,		2023
Net Operating Loss	$	(209,222)
Valuation Allowance		209,222
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023 are as follows:

As of Year Ended December 31,		2023
Net Operating Loss	$	(209,222)
Valuation Allowance		209,222
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $789,516, and the Company had state net operating loss ("NOL") carryforwards of approximately $789,516. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In 2023, the Company received an advance amounting to $100,000 from HD Money, a related party through common ownership, without a formal agreement in place. The advance has been classified as a current liability and is payable on demand. The Company fully repaid the advance in 2024.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 18, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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In God, We Trust. In America, We Invest.

Monorail is a technology-driven financial service company seeking to revolutionize wealth-building and empower users through a user-centric platform, simplified investing, diverse options, comprehensive education, & equal opportunities. Monorail is currently pre-revenue.


monorail
America's
Investment
App

$0 Raised

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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$5.84 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$350.40	$29.96M

REASONS TO INVEST

- Monorail's platform offers a diverse selection of investment themes and portfolios, including socially responsible investing options, allowing users to align their investments with their deeply held values.
- There is rising demand for wealth management software in financial advisory services with the Global Wealth Management Software Market valued at $4B in 2022, expected to reach $12.07B by the end of 2030.
- We're backed by a strong team, including Marketing Advisor Kevin Harrington, an original "Shark" on Shark Tank and renowned entrepreneur. Previously, we've raised $780,000 from accredited investors.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Phillip Dickson • Founder & CEO

Phillip Dickson, Monorail's founder, brings 15+ years of finance and management expertise. Previously, he co-founded Vimvest, was a director at HD Money and CD Advisory Group, and has a Wall Street background working for MetLife. Phillip is ...

Read More



Kevin Harrington • Marketing Advisor

Kevin Harrington, renowned entrepreneur and original "shark" on Shark Tank, has driven over $5B in global sales and launched 500+ products. With a track record of 20 companies surpassing $100M in revenue, Kevin empowers entrepreneurs with insights...

Read More



Stephen Hearn • Chief Technology Officer

Stephen Hearn, seasoned in cloud and software engineering, excels in diverse environments, from startups to enterprises. Problem-solver bridging tech intricacies and business needs, he architects efficient, scalable solutions. Collaborative and adaptable...

Read More

Show More

THE PITCH

Invest In Your Values


PATRIOT
PORTFOLIO
Manage your money, your way.
Conservative Model
Lower but stable returns in an unpredictable market.
See Model Details
Moderate Model
Respectiable rewards while playing it safe.
See Model Details

Monorail is a user-friendly financial platform designed to empower individuals to invest on their own terms. We offer a variety of features to suit all experience levels, including fractional share trading, values-based portfolios, and retirement accounts for long-term planning. But we go beyond just trading. At Monorail, we prioritize financial literacy by providing educational resources and plan to offer personalized guidance in the future. We're also committed to the security and privacy of users' personal and financial information. The app employs state-of-the-art encryption and rigorous security measures to ensure a safe and secure investing experience.


Key Features
Values-Based Portfolios
Stock Trading with Fractional Shares
Retirement Accounts

Our tech-driven mobile app is built to enable individuals to take control of their financial future and an opportunity to put their money where their values are. With a focus on convenience, flexibility, and security, Monorail aims to revolutionize the way individuals interact with their finances.

THE OPPORTUNITY

Empowering Informed Financial Choices

Monorail seeks to provide a wide array of financial services tailored to meet the diverse needs of individuals. These include stock trading with fractional shares, investment portfolio options such as the Global Portfolio or the Patriot Portfolio™ for socially responsible investing, and soon – retirement accounts for long-term planning.

Stock Trading with Fractional Shares
Monorail's stock trading service offers individuals the freedom to trade whole or fractional shares, enabling ownership in their preferred companies, regardless of share price. Our intuitive platform simplifies stock and ETF trading, while immediate purchasing power upon first deposit allows customers to begin investing without delay.

Values-Based Portfolios
Our values-based portfolios provide individuals with a means to invest in a full portfolio of companies and ETFs that reflect their values and support companies that share and uphold those same values. The Patriot Portfolio™ comprises companies that align with conservative, America-first, and biblical values, while our Global Portfolio offers a diverse mix of global companies based on research by Nobel Prize-winning academics.


The Patriot Portfolio™ includes companies that believe in life, liberty, and the pursuit of happiness.
Christian Values
The American Dream
Individual Liberty
Free Enterprise
Tesla
TSLA
+1.19%
Exxon Mobil
XOM
+0.21%

Retirement Accounts
Monorail aims to enable individuals to make informed decisions about their financial future by offering retirement accounts tailored to individual needs.

The Monorail app is built to attract a broad user base, as is our business model, including two key revenue streams:


Our Business Model
$3/mo grants users access to our comprehensive investment tools
For an additional asset management fee (0.25% annually), subscribers can invest through robo advisors.

THE MARKET & OUR TRACTION

Democratizing Investing with Values & Innovation

Monorail has identified a vast market opportunity with numerous potential avenues for growth. The global wealth management software market was valued at approximately $4 billion in 2022, expected to reach $12.07 billion by the end of 2030, growing at a CAGR of 13.9%.[1] The global neobrokers market was valued at $8.18 billion in 2020 with expectations to grow at a CAGR of 5.6% from 2021 to 2028.[2]



Global Wealth Management Software Market
Projected CAGR of 13.9%
$4B
2022
$12.07B
2030
Global Online Trading Platform Market
CAGR of 7.8%
$8.9B
2021
$18.4B
2031

*Source / Source

The global online trading platform market was valued at $8.9 billion in 2021 and a CAGR of 7.8%, driven by factors like smartphone use and increased demand for customized investment options.[3] Meanwhile, the global online investment platform market is expected to reach $4.4 billion by 2028, growing at a 14.4% CAGR from 2022-2028.[4]

The demand for personalized investment advice is on the rise, driven by millennials and Gen Z individuals who are seeking tailored solutions to meet their specific financial goals and preferences.[5] Additionally, financial firms are increasingly concerned with regulations and risk management. Monorail's wealth management software addresses these challenges by providing features like data security, automated compliance checks, and risk assessment tools, allowing firms to prioritize client needs while ensuring compliance and minimizing risk.

We believe Monorail is at the forefront of changing the way people invest by offering a user-friendly platform with diverse investment options, comprehensive education, and a focus on equal opportunity.

WHY INVEST

Invest Smarter, Not Harder


Rumble
TSLA
-1.19%
B R Coffee
BRCC
+0.35%
Exxon Mobil
XOM
Invest in the future of finance
Join us as we empower individuals to engage with their finances and invest money in companies that share the same values

Monorail is committed to empowering individuals, from all walks of life, to invest with ease and confidence with our accessible cost and user-friendly app. By capitalizing on a booming market with user-friendly tools, diverse investment options, and a focus on financial literacy, we're on a mission to help investors build a brighter financial future and invest in what they value.

In the future, we plan to introduce new innovative features such as social trading and further customizable investment portfolios.Long term, we plan to incorporate AI and blockchain technology to provide advanced portfolio analytics and personalized investment recommendations.

Join us and invest in the future of finance with Monorail.

ABOUT

HEADQUARTERS
3322 Bee Ridge Road
Sarasota, FL 34239

WEBSITE
View Site

Monorail is a technology-driven financial service company seeking to revolutionize wealth-building and empower users through a user-centric platform, simplified investing, diverse options, comprehensive education, & equal opportunities. Monorail is currently pre-revenue.

TERMS

Monorail

Overview

PRICE PER SHARE
$5.84

VALUATION
$29.96M

DEADLINE
Jun. 6, 2024 at 8:20 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$350.40

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,996.48

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,520

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
211,472

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Perk

As you are Friends and Family, a prior investor in Monorail, or a Monorail Platform User you are eligible for additional bonus shares (10%)

Time-Based Perk

Early Bird

Invest $1,000+ within the first 2 weeks | 5% bonus shares

Invest $5,000+ within the first 2 weeks | 10% bonus shares

Invest $10,000+ within the first 2 weeks | 15% bonus shares

Invest $20,000+ within the first 2 weeks | 20% bonus shares

Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign

Invest $5,000+ between Day 45-52 and receive 10% bonus shares

Invest $5,000+ between Day 65-72 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk — Invest $10,000+ and receive 10% bonus shares

Tier 4 Perk — Invest $20,000+ and receive 15% bonus shares

Tier 5 Perk — Invest $50,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Monorail, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.84 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $584. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
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FAQS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Monorail is a financial technology company focused on empowering individuals to invest and grow their money.

For decades, my family and I have helped people grow their money in the stock market. But more and more, we have noticed that our patriotic, American clients have no option but to invest in companies that don't share their values. That's why in May of 2023, I started Monorail.

In recent years, companies like the Daily Wire, Patriot Mobile, have reported serious growth, while companies like Disney and Bud Light are suffering serious losses due to their radical left-leaning policies and campaigns. This is because an increasing number of patriotic Americans are seeking better companies in which to invest. We believe this has created an opportunity in the investment app marketplace.

In 2024, we launched the Patriot Portfolio, a diversified, managed portfolio that align with patriotic American family-oriented faith-based values, ensuring our user base feels great about the companies in which they are investing.

Mark Kennedy (CIO):

Here at Monorail, we are radically transforming the way patriotic Americans think about investing their hard-earned dollars. Our innovative platform uses the impact scoring method by Inspire, which assesses each company's alignment with conservative values, making it the only globally recognized faith-based investment scoring system. We also prioritize profitability because we know that achieving favorable returns and upholding our values are not conflicting goals.

In addition to the Patriot portfolio, users of our mobile app can buy and sell fractional or whole shares of stocks and ETFs. This encourages them to build a diversified investment portfolio with ease.

Stephen Hearn (CTO)

We've introduced retirement accounts tailored to individual needs, making retirement planning an efficient process. Right here, you're looking at our app's clean and modern interface. The Monorail app is fully alive and ready to download in the Apple Store and in Google Play. We also support a browser-based web app for all of our desktop users.

Monorail will employ a diverse array of effective marketing tactics to reach our target audience, including digital marketing, content marketing, and social media marketing, to proactively build up this targeted user base.

Meghann Perkins (Chief Customer Success Officer)

At Monorail, we operate primarily through our digital platform, maintaining direct relationships with our target audience. We will use the app as a prominent showcase for a range of products and services. Monorail is prepared for significant growth. Right now, we have about 10 employees in our team. We're looking to grow our team to 50 people within the next one to two years.

More than ever before, companies are differentiating themselves in the crowded marketplace by upholding the values they share with their customers. The Daily Wire's revenue reached 100 million in 2021, up from 65 million in 2020. And Patriot Mobile, America's only Christian conservative wireless provider has expanded by over 800% in the last four years. A growing number of companies are making Woke-free a selling point, and it's proving to be a viable business as they appeal to customers who feel undermined by globalist corporations.

Kevin Harrington (Marketing Advisor)

Hi, I'm Kevin Harrington, business leader, serial entrepreneur, and the man behind the infomercial. You might even recognize me as an original shark from the hit TV show Shark Tank. I've launched over a thousand products worldwide, raking in over $6 billion in sales, but now I'm thrilled to be part of Monorail, a brand that champions authenticity and values. And with a knack for spotting market trends, I'm stepping in as marketing advisor to Monorail because we're building a community of like-minded investors who believe in ethical returns. As $59 trillion changes hands over the next 40 years, we're poised to empower a new generation of digitally savvy investors. And with our referral program, we're spreading the word and growing organically. Join us in shaping the future of investing.

We believe that patriotic Americans are ready to leave traditional financial institutions for a company that shares their values and that values-based portfolios is the next big investment opportunity for the future of finance.

If you're interested in becoming part of the American money movement, invest in Monorail.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MONORAIL, INC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF MAY, A.D. 2023, AT 2:16 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7481638 8100
SR# 20232391674

Authentication: 203438606
Date: 05-30-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:16 PM 05/25/2023
FILED 02:16 PM 05/25/2023
SR 20232391674 - File Number 7481638

CERTIFICATE OF INCORPORATION OF MONORAIL, INC

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "***DGCL***"), certify as follows:

ARTICLE I
NAME

The name of the corporation is Monorail, Inc.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the corporation's registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801, New Castle County. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSE AND POWERS

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV
AUTHORIZED STOCK

The number of shares for all classes of stock which the Corporation is authorized to have outstanding is Ten Million (10,000,000), all of which shall be Common Shares at $0.001 par value.

ARTICLE V
INCORPORATOR

The name and mailing address of the incorporator is Amanda White, Husch Blackwell LLP, 736 Georgia Avenue, Suite 300, Chattanooga, TN 37402.

ARTICLE VI
ELECTION OF DIRECTORS

Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE VII
BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to adopt, amend, or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

ARTICLE VIII
LIMITATION OF LIABILITY

To the fullest extent permitted by law, directors and officers of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or as an officer. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or of an officer of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the corporation shall not adversely affect any right or protection of the director or officers of the corporation existing at the time of, or increase the liability of any director or officer of the corporation with respect to any acts or omissions of such director or officer occurring prior to, such repeal or modification.

ARTICLE IX
INDEMNIFICATION

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which DCGL permits the corporation to provide indemnification) through bylaw provisions, agreements with such directors, officers, agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of DGCL. Any amendment, repeal or modification of the foregoing provisions of this Article IX shall not (a) adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director, officer or agent of the corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE X
AMENDMENTS

The corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation or the bylaws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

* * * *

The undersigned, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does herby make this Certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true, and accordingly have hereunto set his hand this 25th day of May, 2023.

/s/ Amanda White
Amanda White, Incorporator

Exhibit G to Form C

Test The Waters Materials

Monorail is taking reservations for a possible, upcoming round. Indicate interest today.

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RESERVE NOW

GET A PIECE OF MONORAIL

In God, We Trust. In America, We Invest.

Monorail is a technology-driven financial service company seeking to revolutionize wealth-building and empower users through a user-centric platform, simplified investing, diverse options, comprehensive education, & equal opportunities. Monorail is currently pre-revenue.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



monorail
America's Investment App

$580.26 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED	INVESTORS
$580.26	1

REASONS TO INVEST

- Monorail's platform offers a diverse selection of investment themes and portfolios, including socially responsible investing options, allowing users to align their investments with their deeply held values.
- There is rising demand for wealth management software in financial advisory services with the Global Wealth Management Software Market valued at $4B in 2022, expected to reach $12.07B by the end of 2030.
- We're backed by a strong team, including Marketing Advisor Kevin Harrington, an original "Shark" on Shark Tank and renowned entrepreneur. Previously, we've raised $780,000 from accredited investors.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



Phillip Dickson • Founder & CEO
Phillip Dickson, Monorail's founder, brings 15+ years of finance and management expertise. Previously, he co-founded Vimvest, was a director at HD Money and CD Advisory Group, and has a Wall Street background working for MetLife. Phillip is ...
Read More



Kevin Harrington • Marketing Advisor
Kevin Harrington, renowned entrepreneur and original "shark" on Shark Tank, has driven over $5B in global sales and launched 500+ products. With a track record of 20 companies surpassing $100M in revenue, Kevin empowers entrepreneurs with insights...
Read More



Stephen Hearn • Chief Technology Officer
Stephen Hearn, seasoned in cloud and software engineering, excels in diverse environments, from startups to enterprises. Problem-solver bridging tech intricacies and business needs, he architects efficient, scalable solutions. Collaborative and adaptable...
Read More

Show More

THE PITCH

Invest In Your Values



PATRIOT
PORTFOLIO
Manage your money, your way.
Conservative Model
Lower but stable returns in an unpredictable market.
See Model Details
Moderate Model
Respectiable rewards while playing it safe.
See Model Details

Monorail is a user-friendly financial platform designed to empower individuals to invest on their own terms. We offer a variety of features to suit all experience levels, including fractional share trading, values-based portfolios, and retirement accounts for long-term planning. But we go beyond just trading. At Monorail, we prioritize financial literacy by providing educational resources and plan to offer personalized guidance in the future. We're also committed to the security and privacy of users' personal and financial information. The app employs state-of-the-art encryption and rigorous security measures to ensure a safe and secure investing experience.



Key Features
Values-Based Portfolios
Stock Trading with Fractional Shares
Retirement Accounts

Our tech-driven mobile app is built to enable individuals to take control of their financial future and an opportunity to put their money where their values are. With a focus on convenience, flexibility, and security, Monorail aims to revolutionize the way individuals interact with their finances.

THE OPPORTUNITY

Empowering Informed Financial Choices

Monorail seeks to provide a wide array of financial services tailored to meet the diverse needs of individuals. These include stock trading with fractional shares, investment portfolio options such as the Global Portfolio or the Patriot Portfolio™ for socially responsible investing, and soon – retirement accounts for long-term planning.

Stock Trading with Fractional Shares
Monorail's stock trading service offers individuals the freedom to trade whole or fractional shares, enabling ownership in their preferred companies, regardless of share price. Our intuitive platform simplifies stock and ETF trading, while immediate purchasing power upon first deposit allows customers

simplifies stock and ETF trading, while immediate purchasing power upon first deposit allows customers to begin investing without delay.

Values-Based Portfolios

Our values-based portfolios provide individuals with a means to invest in a full portfolio of companies and ETFs that reflect their values and support companies that share and uphold those same values. The Patriot Portfolio™ comprises companies that align with conservative, America-first, and biblical values, while our Global Portfolio offers a diverse mix of global companies based on research by Nobel Prize-winning academics.


The Patriot Portfolio™ includes companies that believe in life, liberty, and the pursuit of happiness.
Christian Values
The American Dream
Individual Liberty
Free Enterprise
Tesla
Exxon Mobil

Retirement Accounts

Monorail aims to enable individuals to make informed decisions about their financial future by offering retirement accounts tailored to individual needs.

The Monorail app is built to attract a broad user base, as is our business model, including two key revenue streams:


Our Business Model
$3/mo grants users access to our comprehensive investment tools
For an additional asset management fee (0.25% annually), subscribers can invest through robo advisors.

THE MARKET & OUR TRACTION

Democratizing Investing with Values & Innovation

Monorail has identified a vast market opportunity with numerous potential avenues for growth. The global wealth management software market was valued at approximately $4 billion in 2022, expected to reach $12.07 billion by the end of 2030, growing at a CAGR of 13.9%.[1] The global neobrokers market was valued at $8.18 billion in 2020 with expectations to grow at a CAGR of 5.6% from 2021 to 2028.[2]


Global Wealth Management Software Market
Projected CAGR of 13.9%
$4B
2022
$12.07B
2030


$18.4B


Platform Market
$8.9B
2021
2031
CAGR of 7.8%

*Source / Source

The global online trading platform market was valued at $8.9 billion in 2021 and a CAGR of 7.8%, driven by factors like smartphone use and increased demand for customized investment options.[3] Meanwhile, the global online investment platform market is expected to reach $4.4 billion by 2028, growing at a 14.4% CAGR from 2022-2028.[4]

The demand for personalized investment advice is on the rise, driven by millennials and Gen Z individuals who are seeking tailored solutions to meet their specific financial goals and preferences.[5] Additionally, financial firms are increasingly concerned with regulations and risk management. Monorail's wealth management software addresses these challenges by providing features like data security, automated compliance checks, and risk assessment tools, allowing firms to prioritize client needs while ensuring compliance and minimizing risk.

We believe Monorail is at the forefront of changing the way people invest by offering a user-friendly platform with diverse investment options, comprehensive education, and a focus on equal opportunity.

WHY INVEST

Invest Smarter, Not Harder


Invest in the
future of finance
Join us as we empower individuals to engage with their finances and invest money in companies that share the same values

Monorail is committed to empowering individuals, from all walks of life, to invest with ease and confidence with our accessible cost and user-friendly app. By capitalizing on a booming market with user-friendly tools, diverse investment options, and a focus on financial literacy, we're on a mission to help investors build a brighter financial future and invest in what they value.

In the future, we plan to introduce new innovative features such as social trading and further customizable investment portfolios.Long term, we plan to incorporate AI and blockchain technology to provide advanced portfolio analytics and personalized investment recommendations.

Join us and invest in the future of finance with Monorail.

ABOUT

HEADQUARTERS
3322 Bee Ridge Road
Sarasota, FL 34239

WEBSITE
View Site

Monorail is a technology-driven financial service company seeking to revolutionize wealth-building and empower users through a user-centric platform, simplified investing, diverse options, comprehensive education, & equal opportunities. Monorail is currently pre-revenue.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Monorail.

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

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WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
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FAQS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that those transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.